金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited


GOLD
PEAK

April 6, 2005

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporat
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.


05007151

EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Increase in Interest in an associated company of GP Industries Limited	March 11, 2005
Overseas Regulatory Announcement – Notice of a Change in the Percentage Level of a Substantial Shareholder's (GP Industries) Interest in CIH Limited	March 16, 2005
Overseas Regulatory Announcement – Notice of a Change in the Percentage Level of a Substantial Shareholder's (the Company) interest in CIH Limited	March 16, 2005
Overseas Regulatory Announcement – Change in shareholdings of GP Industries Limited in CIH Limited	March 16, 2005
Overseas Regulatory Announcement – Notice of a Change in the Percentage Level of a Substantial Shareholder's (GP Industries) Interest in CIH Limited	March 17, 2005
Overseas Regulatory Announcement – Notice of a Change in the Percentage Level of a Substantial Shareholder's (the Company) interest in CIH Limited	March 17, 2005

香港新界葵涌葵榮路30號金山工業中心8樓

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

Overseas Regulatory Announcement – Change in shareholdings of GP Industries Limited in CIH Limited	March 17, 2005
Overseas Regulatory Announcement – Notice of a Change in the Percentage Level of a Substantial Shareholder's (GP Industries) Interest in CIH Limited	March 18, 2005
Overseas Regulatory Announcement – Notice of a Change in the Percentage Level of a Substantial Shareholder's (the Company) interest in CIH Limited	March 18, 2005
Overseas Regulatory Announcement – Change in shareholdings of GP Industries Limited in CIH Limited	March 18, 2005
Overseas Regulatory Announcement – Notice of a Director's Interest and Change of his Interest in CIH Limited	March 23, 2005
Overseas Regulatory Announcement – Investment in a Light Emitting Diode ("LED") Light Fitting Products Company of CIH Limited	March 23, 2005
Announcement of Delay in Despatch of Circular of the Company	March 29, 2005
Overseas Regulatory Announcement – Notice of a Director's Interest and Change of his Interest in CIH Limited	April 1, 2005

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED



Wong Man Kit
Deputy General Manager

Encl.

Exemption#
82-3604

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

Increase in interest in an associated company

The Directors of GP Industries Limited (the "Company") would like to announce that the Company has acquired 9,310 ordinary shares of HK$10 each in LTK Industries Limited ("LTK") for an aggregate cash consideration of approximately HK$709,000 (approximately S$155,000). Accordingly, the Company's interest in LTK has increased from 44.55% to 44.75%.

On 17 January 2001, the Company announced that LTK had issued 420,000 new ordinary shares of HK$10 each to certain senior LTK management members (the "LTK Management Shareholders") pursuant to LTK's Employee Share Subscription Program (the "Program"). Pursuant to the provisions of the Program, the Company acquired the above-mentioned 9,310 ordinary LTK shares from several LTK Management Shareholders who resigned recently. The purchase price of HK$76.15 per ordinary LTK share was determined in accordance with the Program and was equivalent to the latest available audited net asset value of the LTK Group per ordinary LTK share. Share of net asset value acquired, based on LTK's unaudited financial statements as at 31 December 2004, amounted to approximately S$168,000.

This increase in interest in LTK is not expected to have a significant impact on the consolidated net tangible assets of the Company or any material impact on the earnings per share of the Company for the financial year ending 31 March 2005.

None of the directors or controlling shareholders of the Company has any interest, direct or indirect, in this transaction.

By order of the Board

Tan San-Ju
Company Secretary
11 March 2005

Exemption#
82-3604

RECEIVED

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	16-Mar-2005 18:11:01
Announcement No.	00058

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	16-03-2005
2.	Name of Substantial Shareholder *	GP Industries Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please *complete Part III and IV*]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest: 15-03-2005

2. The change in the percentage level: From 65.136 % To 65.892 %

3. Circumstance(s) giving rise to the interest or change in interest: Open Market Purchase

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

   The change in the percentage level is the result of open market purchase of 200,000 shares on 14 March 2005 at an average price of S$2.706 per share (excluding brokerage and stamp duties) and 765,000 shares on 15 March 2005 at an average price of S$2.724 per share (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	83,112,915	0
As a percentage of issued share capital	65.136 %	0 %
No. of shares held after the change	84,077,915	0
As a percentage of issued share capital	65.892 %	0 %

Footnotes: The percentage of issued share capital before and after the change is based on 127,598,618 shares as at 15 March 2005.

Attachments: Total size = **0**
(2048K size limit recommended)

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	16-Mar-2005 18:12:05
Announcement No.	00060

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	16-03-2005
2.	Name of Substantial Shareholder *	Gold Peak Industries (Holdings) Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest — 15-03-2005

2. The change in the percentage level — From 65.136 % To 65.892 %

3. Circumstance(s) giving rise to the interest or change in interest — Open Market Purchase

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

   The change in the percentage level is the result of open market purchase of 200,000 shares on 14 March 2005 at an average price of S$2.706 per share (excluding brokerage and stamp duties) and 765,000 shares on 15 March 2005 at an average price of S$2.724 per share (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	83,112,915
As a percentage of issued share capital	0 %	65.136 %
No. of shares held after the change	0	84,077,915
As a percentage of issued share capital	0 %	65.892 %

Footnotes

1. The percentage of issued share capital before and after the change is based on 127,598,618 shares as at 15 March 2005.

2. Shares held after change amounting to 84,077,915 are held in the name of GP Industries Limited.

Attachments:

Total size = **0**
(2048K size limit recommended)

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INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

Change in shareholdings in CIH Limited

The Directors of GP Industries Limited (the "Company") are pleased to announce that the Company has acquired 200,000 and 765,000 shares in CIH Limited ("CIHL") from the open market on 14 and 15 March 2005 respectively.

Accordingly, the Company's interest in CIHL has increased from 83,112,915 shares to 84,077,915 shares, representing an approximately 65.892% interest in CIHL.

By Order of the Board

Tan San-Ju
Company Secretary
16 March 2005

Member
Gold Peak Group

Exemption#
82-3604

RECEIVED

Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	17-Mar-2005 17:28:20
Announcement No.	00052

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	17-03-2005
2.	Name of Substantial Shareholder *	GP Industries Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest: 16-03-2005

2. The change in the percentage level: From 65.892 % To 66.783 %

3. Circumstance(s) giving rise to the interest or change in interest: Open Market Purchase

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of open market purchase of 1,136,000 shares on 16 March 2005 at an average price of S$2.737 per share (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	84,077,915	0
As a percentage of issued share capital	65.892 %	0 %
No. of shares held after the change	85,213,915	0
As a percentage of issued share capital	66.783 %	0 %

Footnotes: The percentage of issued share capital before and after the change is based on 127,598,618 shares as at 16 March 2005.

Attachments: Total size = **0**
(2048K size limit recommended)

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Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	17-Mar-2005 17:29:46
Announcement No.	00053

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * | 17-03-2005

2. Name of Substantial Shareholder * | Gold Peak Industries (Holdings) Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]

2. Name of Registered Holder

3. Circumstance(s) giving rise to the interest or change in interest | [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Deemed Interest: 16-03-2005

2. The change in the percentage level: From 65.892 % To 66.783 %

3. Circumstance(s) giving rise to the interest or change in interest: Open Market Purchase

   # Please specify details:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level is the result of open market purchase of 1,136,000 shares on 16 March 2005 at an average price of S$2.737 per share (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	84,077,915
As a percentage of issued share capital	0 %	65.892 %
No. of shares held after the change	0	85,213,915
As a percentage of issued share capital	0 %	66.783 %

Footnotes

1. The percentage of issued share capital before and after the change is based on 127,598,618 shares as at 16 March 2005.

2. Shares held after change amounting to 85,213,915 are held in the name of GP Industries Limited.

Attachments:

Total size = **0**
(2048K size limit recommended)

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INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

Change in shareholdings in CIH Limited

The Directors of GP Industries Limited (the "Company") are pleased to announce that the Company has acquired 1,136,000 shares in CIH Limited ("CIHL") from the open market on 16 March 2005.

Accordingly, the Company's interest in CIHL has increased from 84,077,915 shares to 85,213,915 shares, representing an approximately 66.783% interest in CIHL.

By Order of the Board

Tan San-Ju
Company Secretary
17 March 2005

Member
Gold Peak Group

Exemption#
82-3604

RECEIVED

Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	18-Mar-2005 17:13:41
Announcement No.	00034

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	18-03-2005
2.	Name of Substantial Shareholder *	GP Industries Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest — 17-03-2005

2. The change in the percentage level — From 66.783 % To 67.637 %

3. Circumstance(s) giving rise to the interest or change in interest — Open Market Purchase

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

   The change in the percentage level is the result of open market purchase of 1,090,000 shares on 17 March 2005 at an average price of S$2.734 per share (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	85,213,915	0
As a percentage of issued share capital	66.783 %	0 %
No. of shares held after the change	86,303,915	0
As a percentage of issued share capital	67.637 %	0 %

Footnotes

The percentage of issued share capital before and after the change is based on 127,598,618 shares as at 17 March 2005.

Attachments:

Total size = **0**
(2048K size limit recommended)

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Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	18-Mar-2005 17:14:51
Announcement No.	00036

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	18-03-2005
2.	Name of Substantial Shareholder *	Gold Peak Industries (Holdings) Limited
3.	Please tick one or more appropriate box(es): *	

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	17-03-2005
2.	The change in the percentage level	From 66.783 % To 67.637 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of open market purchase of 1,090,000 shares on 17 March 2005 at an average price of S$2.734 per share (excluding brokerage and stamp duties).

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	85,213,915
As a percentage of issued share capital	0 %	66.783 %
No. of shares held after the change	0	86,303,915
As a percentage of issued share capital	0 %	67.637 %

Footnotes

1. The percentage of issued share capital before and after the change is based on 127,598,618 shares as at 17 March 2005.

2. Shares held after change amounting to 86,303,915 are held in the name of GP Industries Limited.

Attachments:

Total size = **0**
(2048K size limit recommended)

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GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

Change in shareholdings in CIH Limited

The Directors of GP Industries Limited (the "Company") are pleased to announce that the Company has acquired 1,090,000 shares in CIH Limited ("CIHL") from the open market on 17 March 2005.

Accordingly, the Company's interest in CIHL has increased from 85,213,915 shares to 86,303,915 shares, representing an approximately 67.637% interest in CIHL.

By Order of the Board

Tan San-Ju
Company Secretary
18 March 2005

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	23-Mar-2005 18:38:16
Announcement No.	00077

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	23-03-2005
2.	Name of Director *	Ho Pak Nin

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	22-03-2005
2.	Name of Registered Holder	Ho Pak Nin
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	30,000
As a percentage of issued share capital	0.0235 %
No. of Shares which are subject of this notice	5,000
As a percentage of issued share capital	0.0039 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.70
No. of Shares held after the change	25,000
As a percentage of issued share capital	0.0196 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	30,000	0
As a percentage of issued share capital	0.0235 %	0 %
No. of shares held after the change	25,000	0
As a percentage of issued share capital	0.0196 %	0 %

Footnotes

The percentage of issued capital before and after the change is based on 127,598,618 shares as at 22 March 2005.

Attachments:

Total size = **0**
(2048K size limit recommended)

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CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No.199106357H

INVESTMENT IN A LIGHT EMITTING DIODE ("LED") LIGHT FITTING PRODUCTS COMPANY

The Board of Directors of CIH Limited ("CIHL" or the "Company") is pleased to announce that one of its wholly owned subsidiaries, Star Bright Technology Limited ("Star Bright"), has entered into a Share Subscription Agreement (the "Agreement") with Primo Lite Co., Ltd ("Primo"), a company incorporated in Taiwan with operations in Taipei, Taiwan and Shanghai, China, for the subscription of 2,219,400 ordinary shares of NT$10 each ("Shares") for cash of approximately NT$41.1 million (approximately S$2.1 million). This represents approximately a 10% equity interest in Primo's total issued 22,223,000 Shares. . The CIHL Group's share of Primo's net assets after the share subscription amounts to approximately NT$17.5 million (approximately S$0.9 million). Under the Agreement, Star Bright also has options to increase its equity interest in Primo to 49% in future years.

The principal activities of Primo are the development, manufacturing and supply of LED light fitting products, related control systems and accessories to building projects and OEM customers.

The Company believes that there is a high growth potential for LED light fitting products due to the global trend in conserving energy and promoting a green environment. LED light fitting products have a wide area of applications and is particularly suitable for exterior lighting of buildings. The high level of synergy between LED and traditional lighting will enhance our product portfolio and improve our chances of securing projects.

The above transaction will be funded through internal resources and is not expected to have any material impact on the earnings per share and net tangible assets per share of the CIHL Group for the current financial period.

None of the directors or controlling shareholders of the Company has any interest, direct or indirect, in the above transaction.

Submitted by Caroline Yeo, Company Secretary on 23/03/2005 to the SGX

Note:

An exchange rate of NT$1.00 : S$0.052 is used in this announcement.

Wednesday, March 30, 2005 The Standard

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited


GOLD
PEAK

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

ANNOUNCEMENT
DELAY IN DESPATCH OF CIRCULAR

The Company has applied to the Hong Kong Stock Exchange for an extension of the deadline for despatch of the Circular from March 31, 2005 to April 21, 2005.

Reference is made to the announcement made by the Company dated March 9, 2005 (the "Announcement") regarding the major and connected transaction of the Company. Terms used in this announcement shall have the same meanings as defined in the Announcement unless the context requires otherwise.

Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, the circular of the Company (the "Circular") regarding the Transaction should be despatched to the shareholders of the Company within 21 days after the publication of the Announcement, which is on or before March 31, 2005. Additional time is required by the Company to obtain and compile certain information, including the information of Gerard Corporation, which is a company incorporated in Australia and where 21% of its interest is the subject matter of the Transaction, to meet the disclosure requirements required by the Listing Rules to be included in the Circular. Accordingly, there is a delay in the despatch of the Circular. In view of the additional time required, the Company has applied to the Hong Kong Stock Exchange for a waiver of strict compliance with Rules 14.38 and 14A.49 of the Listing Rules and an extension of the deadline for despatch of the Circular from March 31, 2005 to April 21, 2005.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, March 29, 2005

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director and Mr. John LO Siew Kiong, Mr. LUI Ming Wah and Mr. Frank CHAN Chi Chung as Independent Non-Executive Directors.

www.goldpeak.com


40
GOLD
PEAK

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	01-Apr-2005 18:03:17
Announcement No.	00090

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	01-04-2005
2.	Name of Director *	Ho Pak Nin

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	31-03-2005
2.	Name of Registered Holder	Ho Pak Nin
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	25,000
As a percentage of issued share capital	0.0196 %
No. of Shares which are subject of this notice	5,000
As a percentage of issued share capital	0.0039 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.70
No. of Shares held after the change	20,000
As a percentage of issued share capital	0.0157 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	25,000	0
As a percentage of issued share capital	0.0196 %	0 %
No. of shares held after the change	20,000	0
As a percentage of issued share capital	0.0157 %	0 %

Footnotes

The percentage of issued capital before and after the change is based on 127,598,618 shares as at 31 March 2005.

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